EXHIBIT 99.1

DOLLAR TREE STORES, INC.
AND SUBSIDIARIES
HISTORICAL FINANCIAL DATA
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	February 1, 2003
ASSETS	
Current assets	
Cash and cash equivalents..................................	$ 237,302
Short-term investments....................................	63,525
Merchandise inventories...................................	438,439
Deferred tax asset..	14,333
Prepaid expenses and other current assets.................	15,783
Total current assets	769,382
Property and equipment, net...............................	477,947
Goodwill, net...	38,358
Other assets, net...	18,552
TOTAL ASSETS	$ 1,304,239
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Current portion of long-term debt.........................	$ 25,000
Accounts payable..	137,668
Income taxes payable......................................	23,548
Other current liabilities.................................	75,033
Current installments of obligations under capital leases	5,811
Total current liabilities	267,060
Long-term debt, excluding current portion	146,628
Obligations under capital leases, excluding current installments	17,283
Deferred tax liability..	11,685
Other liabilities	15,764
Total liabilities	458,420
Shareholders' equity:	
Common stock..	1,142
Additional paid-in capital................................	218,106
Accumulated other comprehensive loss......................	(1,277)
Unearned compensation.....................................	(112)
Retained earnings...	627,960
Total shareholders' equity	845,819
Commitments	--
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,304,239

DOLLAR TREE STORES, INC.
AND SUBSIDIARIES
HISTORICAL FINANCIAL DATA
CONDENSED CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share and store data)
(Unaudited)

	Three months ended February 1, 2003	Fiscal year ended February 1, 2003
Net sales	$ 778,860	$ 2,357,836
Cost of sales...	497,451	1,503,612
Gross Profit	281,409	854,224
Selling, general and administrative expenses	172,254	606,836
Operating income	109,155	247,388
Other income (expense):		
Interest income	930	3,446
Interest expense	(1,455)	(4,812)
Changes in fair value of non-hedging interest rate swaps....................................	157	(1,297)
Total other expense	(368)	(2,663)
Income before income taxes	108,787	244,725
Provision for income taxes	41,884	94,220
Income before cumulative effect of a change in accounting principle........................	66,903	150,505
Cumulative effect of a change in accounting principle, net of tax benefit of $3,309	5,285	5,285
Net income	$ 61,618	$ 145,220
Basic net income per share:		
Income before cumulative effect of a change in accounting principle...........................	$ 0.59	$ 1.32
Cumulative effect of a change in accounting principle.......................................	0.05	0.04
Net income	$ 0.54	$ 1.28
Diluted net income per share:		
Income before cumulative effect of a change in accounting principle...........................	$ 0.58	$ 1.31
Cumulative effect of a change in accounting principle.......................................	0.04	0.04
Net income	$ 0.54	$ 1.27
Weighted average number of common shares outstanding	114,190	113,759
Weighted average number of common shares and dilutive potential common shares outstanding	114,695	114,610
Store Data:		
Comparable store net sales increase	(1.7%)	0.8%
Number of stores open at end of period	2,272	2,272
Total selling square footage (in thousands)	13,237	13,237

DOLLAR TREE STORES, INC.
AND SUBSIDIARIES
HISTORICAL FINANCIAL DATA
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Fiscal year ended February 1, 2003
Cash flows from operating activities:	
Net income	$ 145,220
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	73,892
Loss on disposal of property and equipment	1,853
Cumulative effect of change in accounting principle	5,285
Change in fair value of non-hedging interest rate swaps	1,297
Provision for deferred income taxes	17,830
Tax benefit of stock option exercises	9,797
Other non-cash adjustments to net income	454
Changes in assets and liabilities increasing (decreasing) cash and cash equivalents:	
Merchandise inventories	(74,696)
Prepaid expenses and other current assets	3,529
Other assets	(1,628)
Accounts payable	20,686
Income taxes payable	(14,268)
Other current liabilities	13,477
Other liabilities	(2,145)
Net cash provided by operating activities	200,583
Cash flows from investing activities	
Capital expenditures	(137,570)
Purchase of short-term investments	(84,060)
Proceeds from maturities of short-term investments	20,535
Settlement of merger-related contingencies	75
Acquisition of favorable lease rights	(813)
Proceeds from sale of property and equipment	216
Net cash used in investing activities	(201,617)
Cash flows from financing activities:	
Repayment of long-term debt and facility fees	(6,025)
Principal payments under capital lease obligations	(3,996)
Proceeds from stock issued pursuant to stock-based compensation plans	30,280
Net cash provided by financing activities	20,259
Net increase in cash and cash equivalents	19,225
Cash and cash equivalents at beginning of period	218,077
Cash and cash equivalents at end of period	$ 237,302
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ 4,003
Income taxes	$ 82,503

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